82-3116

GREAT QUEST
METALS LTD.

RECEIVED
2004 DEC 13 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

04046637

November 30, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 30, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

PROCESSED
DEC 1 2004
THOMSON FINANCIAL

12/14

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

November 30, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Acquires New Manankoto Gold Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the acquisition of an option on the 105 sq km Manankoto concession in western Mali, West Africa. This concession straddles a corridor of gold mineralization and small granitic plutons that extends over a length of 55 km southwest from the Yatia granite, which is just north of the Segala and Tabakoto gold deposits of Nevsun Resources, through the Great Quest Kenieba gold concession, with the recently discovered 2,342 m long Djambaya 2 gold zone, to the border with Guinea. This concession is 26 km southwest of the Tabakoto gold deposit which is scheduled to go into production in 2005.

This area was mapped under the auspices of a Malian-French consortium set up in the early 1980's to complete a regional study of gold in western Mali. Mamadou Keita, (M.Sc. Geo. and Director of Great Quest) led the study. Because of the fact that traverses in this survey were so widely spaced, 1.6 km, not too much detail is known about the area covered by the concession. The fact that this concession covers the gold corridor mentioned above combined with a geological environment of granitic intrusives in Birimian rock makes this area highly prospective for the occurrence of gold.

Under the terms of the agreement to acquire a 95% interest in the concession, Great Quest must pay the owner $125,000 over a four and one half year period. Any production from the concession is subject to a 1% net smelter royalty. The owner has the Convention d'Etablissement and the Arrete de la Miniere permits for the concession.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President